Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Navidea Biopharmaceuticals, Inc. on Form S-8 of our report dated March 15, 2018, with respect to our audits of the consolidated financial statements of Navidea Biopharmaceuticals, Inc. as of December 31, 2017 and 2016 and for the years then ended and our report dated March 15, 2018 with respect to our audit of the effectiveness of internal control over financial reporting of Navidea Biopharmaceuticals, Inc. as of December 31, 2017 appearing in the Annual Report on Form 10-K of Navidea Biopharmaceuticals, Inc. for the year ended December 31, 2017.

/s/ Marcum llp

Marcum llp

New Haven, CT

December 21, 2018